Exhibit 99.1

For Immediate Release

John Pratt Joins TFI International Board of Directors

Montreal, Quebec, August 5, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that John Pratt will join its Board of Directors, effective October 25, 2022.  Mr. Pratt is the retired chairman of Bank of America Merrill Lynch’s Global Industrials Investment Banking Group and was also the head of Bank of America’s Investment Banking office in Chicago.  He has more than 30 years of investment banking experience including extensive M&A transactions and has served on multiple boards of both private corporations and non-profit organizations.

While serving in leadership roles during his 33 years at Merrill Lynch and Bank of America, Mr. Pratt maintained client coverage responsibility for numerous corporations worldwide and advised on more than $500 billion in strategic and capital raising assignments.  Mr. Pratt graduated from Northwestern University with a Bachelor of Arts in Political Science and Economics, and from the Kellogg School of Management with a Masters of Business Administration.

“We eagerly anticipate John joining our Board this fall and look forward to TFI International significantly benefitting from his deep expertise, extensive network of relationships and business acumen,” stated Alain Bédard, Chairman, President and Chief Executive Officer of TFI.  “John will make a strong addition to our Board and we look forward to leveraging his insights, cultivated over a successful and distinguished career, as we continue our efforts to create long-term shareholder value.”

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com